SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 30, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---           ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes    No X
                                    ---   ---

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes    No X
                                    ---   ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

30 January 2006
Corus Group plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on January 27, 2006 from Brandes Investment Partners, L.P. in accordance with part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the
Companies Act 1989, that:

(i) at the close of business on January 25, 2006, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in 10.7% of Corus Group plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Corus Group plc;

(ii) at the close of business on January 25, 2006, Brandes was interested for purposes of the Act in 354,772,646 ordinary shares and in 12,021,312, American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Corus Group plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 285 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORUS GROUP plc



Date:  January 30, 2006               By       Theresa Robinson
    -------------------                        ----------------

                                               Name: Mrs T Robinson
                                               Group Secretariat Co-ordinator